EXHIBIT 2

                             FOR IMMEDIATE RELEASE


                          CALIFORNIA ENERGY PROPOSES
                         $35 PER SHARE FOR MAGMA POWER

      OMAHA, NEBRASKA, September 19, 1994 -- California Energy Company, Inc. (NYSE, PSE and LSE: CE) ("CECI") announced today that it has transmitted a letter to Paul Pankratz, Chairman, and Ralph Boeker, President and Chief Executive Officer, of Magma Power Company (NASDAQ: MGMA), proposing to acquire Magma Power for $35 per share, consisting of $25 per share in cash and $10 in market value per share of California Energy common stock. California Energy has received approval from its Board of Directors to negotiate a definitive merger agreement which is subject to typical terms and conditions for similar transactions. A copy of California Energy's letter is attached to this press release.

      California Energy Company is an international developer, owner and operator of geothermal and other environmentally responsible power generation facilities. Its six existing facilities currently produce in excess of 300 MW of power with an additional 300 MW under construction.

CONTACT:  John Sylvia - Senior Vice President and Chief Financial Officer
                        (212) 418-4265

September 19, 1994

Via Facsimile

Paul M. Pankratz,
Chairman
Ralph W. Boeker,
President and Chief Executive Officer
Magma Power Company
4365 Executive Drive
San Diego, CA  92121

Dear Paul and Ralph:

We have discussed on several occasions during the past 12 months the possible combination of California Energy Company, Inc. ("California Energy") and Magma Power Company ("Magma"). As you know, California Energy believes strongly that the strategic benefits which result from merging our companies would enhance value for the shareholders of both companies, while improving our shared competitive position in an increasingly challenging business environment. While we have been respectful of your desire to move slowly in this matter in the past, the demands of a rapidly changing domestic and global marketplace have led us to conclude that it is appropriate to make a proposal to purchase Magma at this time.

Consequently, pursuant to the authority of its Board of Directors, California Energy hereby proposes to acquire all outstanding shares of Magma's common stock for $35 per share, comprised of $25.00 in cash and $10.00 in market value of California Energy's common stock. We understand from you that Magma will complete the financing of its Malitbog geothermal project in the Philippines in mid-November and we therefore established our proposal price to reflect fully the value of this project although our proposal is not contingent on the completion of such financing.

We hope that our proposed transaction can be consummated amicably and expect to hear from you promptly. I am available to meet with you and Magma's Board to discuss this proposal, and to answer any questions you may have. As you know, California Energy has substantial cash on hand and our financial advisor has confirmed to us that we can conclude any additional financing required to effect the combination of our two companies on a timely basis.

As I have stressed in our past discussions, we would prefer that the combination of Magma and California Energy be effected on a friendly, consensual basis in which the interests of our respective shareholders, employees, customers and business partners are fairly served. We are, of course, prepared to negotiate in good faith all aspects of our proposal and to work out the terms of a mutually satisfactory merger agreement, containing terms and conditions typical for a transaction of this type.

Under the circumstances, we believe that Magma's Board of Directors has a fiduciary responsibility to provide its shareholders with the opportunity to take advantage of this proposal. While we hope that it will not become necessary for us to approach your shareholders directly, in the event that you do not respond to this proposal promptly, we reserve the right to approach your shareholders directly with a tender offer and/or a consent solicitation to call a special meeting of shareholders for purposes of acting on this proposal and electing directors.

Our companies, and the three of us personally, have enjoyed cordial relations for some time. While I have consistently expressed to you our belief that a business combination of California Energy and Magma has strong commercial advantages, my colleagues and I have also expressed our regard for the quality of Magma's projects and the professionalism of its management. As we are all keenly aware, the independent power industry is undergoing fundamental change as a result of the accelerating deregulation in the U.S. electric utility industry. Simultaneously, our greatest growth opportunities have shifted from the domestic market to the international arena. While our growth prospects internationally are extremely favorable, they also require dramatically expanded developmental, financial, construction and operational resources and talents. We are confident that the combination of our companies will advance us to the forefront of the global competition and will greatly enhance our probability of successful growth with diligent risk management. We also believe that the combined company would obtain a powerful strategic advantage on international projects by being able to draw upon the engineering talents of The Dow Chemical Company and the construction expertise and capabilities of Peter Kiewit Sons' Inc., California Energy's largest shareholder.

California Energy continues to experience strong growth and remains committed to rapid international expansion. We have this year successfully financed and placed over 300 MW of geothermal power in construction in the Philippines and believe that Magma's experienced management team and dedicated employees will be an important addition to California Energy as it pursues its aggressive development strategy.

Paul, as you, Ralph and I discussed on our phone call last Thursday, the combination of our two companies is fundamentally an economic decision and should additionally provide for the proper and fair treatment of both companies' employees. I can assure you that in any such transaction, we would work together to ensure a high level of opportunity and satisfaction for our combined employee group. It is my personal hope that you and your advisors will share our enthusiasm for the combination we have proposed and that we can promptly provide for our respective shareholders the enhanced value which it will create.

I encourage you to contact me at your earliest convenience;
additionally, your advisors may contact directly Mr. James
Goodwin of Gleacher & Co. (212-418-4218), California Energy
Company's financial advisor.

Sincerely yours,



/s/ David L. Sokol
David L. Sokol
Chairman, President and
Chief Executive Officer

cc:   Board of Directors of Magma Power Company
      c/o Magma Power Company